Robert Goedert To Call Writer Directly: (312) 862-7317 rgoedert@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

April 27, 2017

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ta Tanisha Meadows
William Thompson
Scott Anderegg
Lilyanna Peyser
Mara L. Ransom

Re:	Carvana Co.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 17, 2017
CIK No. 0001690820

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Carvana Co., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) an Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 26, 2017, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from Amendment No. 2 to the Registration Statement on Form S-1 filed with the SEC on April 17, 2017 (“Amendment No. 2”). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing        Hong Kong        Houston         London        Los Angeles        Munich        New York         Palo Alto        San Francisco        Shanghai        Washington, D.C.

Securities and Exchange Commission

April 27, 2017

Use of Proceeds, page 55

1. We note that all but $35.5 million of your net proceeds will be used for “general corporate purposes.” If you have any current specific plans for such proceeds, please identify each such plan and quantify the amount of proceeds to be allocated to each such plan. If you do not have any current specific plans for such proceeds, please so state and discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

Response

In response to the Staff’s comment, the Company has added the following disclosure to the end of the second paragraph of “Use of Proceeds” on p. 55 of the Prospectus:

“We expect these general corporate purposes to include funding working capital, operating expenses and the selective pursuit of business development opportunities, including to expand our current business through acquisitions of, or investments in, other businesses, products or technologies. At this time, other than the repayment of the Verde Credit Facility, we have not specifically identified a material single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. The principal purposes of this offering are to obtain additional capital to fund our operations and growth, to create a public market for our Class A common stock and to facilitate our future access to the public equity markets.”

Dilution, page 59

2. Please explain to us how you derived the number of shares of Class A common stock to be outstanding after Assumed Redemption and why the number of shares does not equal the assumed conversion of LLC Units as reflected in the computation of diluted loss per share on page 68.

Response

In response to the Staff’s comment, the Company advises the Staff that it has revised footnote (1) of the dilution table on p. 59 of the prospectus to correct the number of shares of Class A common stock to be outstanding after the Assumed Redemption (121,760), which is now equal to the number of shares reflected in the table on page 68. The amount shown in Amendment No. 2 was incorrect.

Securities and Exchange Commission

April 27, 2017

Unaudited Pro Forma Consolidated Financial Data

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 65

3. Please disclose the amount of each of the pro forma adjustments to members’ deficit, Class A common stock, class B common stock, additional paid-in capital, accumulated deficit and non-controlling interest in notes (d), (e), (f) and (h).

Response

In response to the Staff’s comment, the Company has revised the Unaudited Pro Forma Consolidated Balance Sheet to add additional line items that separately show each of the adjustments to members’ deficit, Class A common stock, class B common stock, additional paid-in capital, accumulated deficit and non-controlling interest. The related notes have not changed.

Notes to Unaudited Pro Forma Consolidated Statements of Operations, page 67

4. Please disclose the amounts of the pro forma adjustments in notes (i), (j) and (k).

Response

In response to the Staff’s comment, the Company has revised notes (i), (j) and (k) on page 67 of the Prospectus to disclose the specific amount of each of the respective pro forma adjustments.

Exhibit 5.1

5. It appears that counsel’s opinion that the Shares will be authorized is subject to the assumption that the Amended and Restated Certificate is filed with the Secretary of State of the State of Delaware. Please revise the opinion to remove this assumption, or confirm that an appropriately unqualified opinion will be filed by post-effective amendment no later than the closing date of the offering. See Sections II.B.2.f and II.B.3.a of Staff Legal Bulletin No. 19.

Response

In response to the Staff’s comment, we advise the Staff that Company’s counsel has filed an unqualified opinion with the Amendment.

* * * *

Securities and Exchange Commission

April 27, 2017

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert

Robert Goedert

cc: Paul Breaux

Carvana Co.